QEP FIELD SERVICES COMPANY

1050 17th Street, Suite 800

Denver, Colorado 80265

December 5, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom

Division of Corporation Finance

Re:	QEP Field Services Company

Withdrawal of Registration Statement on Form 10-12B

Filed on June 26, 2014

File No. 001-36524

Dear Ms. Ransom:

On behalf of QEP Field Services Company, a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form 10-12B, together with all exhibits thereto (File No. 001-36524), as filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2014 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because its parent company, QEP Resources, Inc. (“QEP”), elected to sell its midstream business to Tesoro Logistics LP rather than proceed with the spin-off transaction described in the Information Statement filed as an exhibit to the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to John Greer of Latham & Watkins LLP, via email at john.greer@lw.com or via facsimile at (713) 546-5401.

Should you have any questions regarding this request for withdrawal, please contact John Greer of Latham & Watkins LLP by telephone at (713) 546-7472.

Very truly yours,

QEP Field Services Company

By:	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer

Cc:	Liz Walsh, Securities and Exchange Commission

Michael E. Dillard, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP